

Mail Stop 3561

April 5, 2016

Richard A. Galanti
Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re:** **Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 30, 2015**
> **Filed October 14, 2015**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 30, 2015

Item 9B – Other Information, page 33

1. We note the discussion of your co-branded credit card transition. Your disclosure only addresses the benefits that you will receive from the new Program Agreement once it is implemented. Please tell us any negative impacts you experienced during fiscal 2015 from this credit card transition and how you considered discussing such impacts in your analysis of results of operations. As part of your response, please tell us the extent to which new credit card sign-ups slowed or ceased during fiscal 2015 and explain why your analysis of results did not discuss a decrease in bounty revenue and its impact on your gross margin or net income.

2. We note your statement that loyalty rewards earned by co-branded cardholders are expected to be in the form of certificates redeemable at Costco, for cash or merchandise. We have the following comments:

- Please confirm our assumption, if true, that Citi will reimburse you for the face value of those certificates.

- Please tell us the basis for your statement that you expect most cardholders will redeem the certificates for merchandise. If you make a similar disclosure in future filings, please disclose the basis for this belief including whether reward certificates were historically redeemable for cash.

- Also tell us how you will account for certificates that are redeemed for cash.

Note 8 – Income Taxes, page 59

3. We note you changed your position in the fourth quarters of 2014 and 2015 regarding the undistributed earnings of your Canadian operations such that a portion of the earnings were no longer considered permanently reinvested. Please tell us in significantly more detail the facts and circumstances which led to the changes in your position and the underlying reasons for repatriating these earnings. Further, tell us in detail how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for the remaining Canadian undistributed earnings that are intended to be indefinitely reinvested. In this regard, describe the type of evidence that sufficiently demonstrates that remittance of the remaining Canadian earnings will be postponed indefinitely. As part of your response, please quantify the amount of cumulative undistributed earnings from your Canadian operations for which you have not provided for U.S. deferred taxes and quantify the amount of cash and cash equivalents and short-term investments held by your Canadian operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202)-551-3339, if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products